# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rollins, Inc., CIK 0000084839
CUSIP: 775711104
Title of class of securities: Common Stock, $1.00 Par Value
Address of issuer's principal executive offices: 2170 Piedmont Road NE, Atlanta, Georgia (GA), 30324
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001005788
Persons authorized to receive notices and communications: W. Keith Wilkes, Jr., c/o RFA Management Company, LLC, 1908 Cliff Valley Way N.E., Atlanta, Georgia (GA), 30329, 0; Eric Orsic, McDermott Will & Schulte LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois (IL), 60606, (312) 372-2000

## Reporting persons
- Gary W. Rollins Voting Trust U/A dated September 14, 1994 (CIK 0001820491): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 160,238,857; sole dispositive power 0; shared dispositive power 160,238,857; aggregate amount beneficially owned 160,238,857 (33.3% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 145,284,066 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the "GWR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 8,028,982 shares held by Rollins Holding Company, Inc., a Georgia corporation (the GWR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- R. Randall Rollins Voting Trust U/A dated August 25, 1994 (CIK 0001820515): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 160,238,857; sole dispositive power 0; shared dispositive power 160,238,857; aggregate amount beneficially owned 160,238,857 (33.3% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 145,284,066 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the "RRR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 8,028,982 shares held by Rollins Holding Company, Inc., a Georgia corporation (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- LOR, Inc. (CIK 0001212243): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 145,284,066; shared voting power 6,925,809; sole dispositive power 145,284,066; shared dispositive power 6,925,809; aggregate amount beneficially owned 152,209,875 (31.6% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (c) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- Gary W. Rollins (CIK 0001005788): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,363,500; shared voting power 9,098,011; sole dispositive power 5,363,500; shared dispositive power 9,098,011; aggregate amount beneficially owned 14,461,511 (3% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 7,513,323 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; and (b) 1,559,316 shares held by eight trusts (the "Rollins Family Trusts") for the benefit of the surviving spouse, children and/or more remote descendants of his deceased brother, R. Randall Rollins (The trustee of the Rollins Family Trusts is a corporation over which Gary W. Rollins has the ability to assert control within sixty days.) Also includes 25,372 shares held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- Rollins Holding Company, Inc. (CIK 0001228949): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,028,982; shared voting power 0; sole dispositive power 8,028,982; shared dispositive power 0; aggregate amount beneficially owned 8,028,982 (1.7% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- Timothy C. Rollins (CIK 0001689063): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 382,810; shared voting power 5,158,377; sole dispositive power 382,810; shared dispositive power 5,158,377; aggregate amount beneficially owned 5,541,187 (1.2% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 4,781,474 shares of Common Stock held in a charitable trust of which he is a co-trustee, (b) 124,214 shares of Common Stock held by his spouse, (c) 94,053 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee, (d) 45,821 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account, and (e) 112,815 shares of Common Stock held by seven trusts befitting the grandchildren and more remote descendants of his deceased father, R. Randall Rollins (Mr. Rollins is a trustee of each such trust; these seven trusts, along with four other similar trusts, the "1976 RRR Trusts").
  
  (2) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- Amy R. Kreisler (CIK 0001688726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 352,700; shared voting power 5,048,437; sole dispositive power 352,700; shared dispositive power 5,048,437; aggregate amount beneficially owned 5,401,137 (1.1% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 4,781,474 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director, (b) 94,053 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee, (c) 64,869 shares of Common Stock held in two family trusts (the "JPR Trusts") of which she is the sole trustee, and (d) 58,762 shares held by six of the 1976 RRR Trusts (Ms. Kreisler is a trustee of each such trust). Also includes 49,279 shares held by her spouse.
  
  (2) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- Pamela R. Rollins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 477,571; shared voting power 5,003,680; sole dispositive power 477,571; shared dispositive power 5,003,680; aggregate amount beneficially owned 5,481,251 (1.1% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 4,781,474 shares of Common Stock held in a charitable trust of which she is a co-trustee, (b) 94,053 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee, and (c) 128,153 shares held by nine of the 1976 RRR Trusts (Ms. Rollins is a trustee of each said trust).
  
  (2) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- RCTLOR, LLC (CIK 0001810975): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,945,035; shared voting power 0; sole dispositive power 3,945,035; shared dispositive power 0; aggregate amount beneficially owned 3,945,035 (0.8% of the class)
  Comment: (1) Item 13: the percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- RFA Management Company, LLC (CIK 0001228256): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,235,811; shared voting power 0; sole dispositive power 2,235,811; shared dispositive power 0; aggregate amount beneficially owned 2,235,811 (0.5% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- The Margaret H. Rollins 2014 Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,074,736; shared voting power 0; sole dispositive power 1,074,736; shared dispositive power 0; aggregate amount beneficially owned 1,074,736 (0.2% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- RFT Investment Company, LLC (CIK 0001383397): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 744,963; shared voting power 0; sole dispositive power 744,963; shared dispositive power 0; aggregate amount beneficially owned 744,963 (0.2% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.
- 2007 GWR Grandchildren's Partnership (CIK 0001810959): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 319,782; shared voting power 0; sole dispositive power 319,782; shared dispositive power 0; aggregate amount beneficially owned 319,782 (0.1% of the class)
  Comment: Item 13: The percentage ownership is based upon 481,150,554 shares of Common Stock issued and outstanding as of October 20, 2025 and further reflects the completion of the sale of 20,000,000 shares of Common Stock by LOR, Inc. and Rollins Holding Company, Inc. in the Secondary Offering and the repurchase of 3,478,260 shares of Common Stock by the Company.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 Par Value
Name of issuer: Rollins, Inc.
Address of issuer's principal executive offices: 2170 Piedmont Road NE, Atlanta, Georgia (GA), 30324
Comment: This Amendment No. 18 to Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of Rollins, Inc., a Delaware corporation (the "Company"). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16, 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, Amendment No. 8 filed on November 15, 2010, Amendment No. 9 filed on July 2, 2020, Amendment No. 10 filed on August 21, 2020, Amendment No. 11 filed on December 9, 2020, Amendment No. 12 filed on June 9, 2022, Amendment No. 13 filed on August 26, 2022, Amendment No. 14 filed on December 5, 2022, Amendment No. 15 filed on December 13, 2022, Amendment No. 16 filed on June 5, 2023 and Amendment No. 17 filed on September 11, 2023 (collectively the "Schedule 13D, as amended"). The Schedule 13D, as amended, is incorporated by reference herein.

## Item 2. Identity and Background
Name of person filing:
(1) Gary W. Rollins

(2) Amy R. Kreisler

(3) Pamela R. Rollins

(4) Timothy C. Rollins

(5) RFA Management Company, LLC

(6) RRR Voting Trust

(7) GWR Voting Trust

(8) LOR, Inc.

(9) RFT Investment Company, LLC

(10) Rollins Holding Company, LLC

(11) RCTLOR, LLC

(12) 2007 GWR Grandchildren's Partnership

(13) Thomas Hamilton Claiborne, a director of LOR, Inc.

(14) Paul Morton, a director of LOR, Inc.

(15) Four family trusts (the "1976 GWR Trusts")

(16) Donald P. Carson, a director of LOR, Inc.

(17) Ryan M. Harding, a director of LOR, Inc.

(18) The Margaret H. Rollins 2014 Trust

(19) Peggy Rollins, a co-trustee of The Margaret H. Rollins 2014 Trust
Residence or business address:
(1) 2170 Piedmont Road, N.E., Atlanta, Georgia 30324

(2) 1908 Cliff Valley Way NE, Atlanta, GA 30329

(3) 1908 Cliff Valley Way NE, Atlanta, GA 30329

(4) 1908 Cliff Valley Way NE, Atlanta, GA 30329

(5) 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(6) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(7) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(8) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(9) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(10) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(11) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(12) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(13) 15 Ellensview Ct., Richmond, VA 23226

(14) 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549

(15) The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(16) His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(17) His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(18) Its business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(19) Her business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, GA 30329.
Present principal occupation or employment:
(1) Executive Chairman Emeritus of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, NE, Atlanta, Georgia 30324.

(2) Executive Director of The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(3) Board member of Young Harris College, the National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(4) His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(5) Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(6) Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(7) It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(8) It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(9) It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(10) It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(11) It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(12) It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity

(13) He is a director of LOR, Inc. His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(14) His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(15) The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants.

(16) His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(17) His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(18) It is a trust established for estate planning and investment holding purposes.

(19) She is retired.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 4. Purpose of Transaction
Purpose of transaction:
Underwritten Secondary Offering

On November 10, 2025, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with LOR, Inc. and Rollins Holding Company, Inc. as the selling stockholders (the "Selling Stockholders") and Morgan Stanley & Co. LLC (the "Underwriter"), pursuant to which the Selling Stockholders agreed to sell to the Underwriters an aggregate of 17,391,305 shares of Common Stock at a price per share of $56.93, after underwriting discounts and commissions (the "Secondary Offering"). LOR, Inc. also granted the Underwriters a 30-day option to purchase up to an aggregate of 2,608,695 additional shares of Common Stock (the "Additional Shares") owned by the Selling Stockholders. In addition, through participation in the Secondary Offering, the Issuer repurchased from the Underwriters 3,478,260 of the initial number of shares sold by the Selling Stockholders at the same per share price to be paid by the Underwriters to the Selling Stockholders (the "Repurchased Shares"). The Secondary Offering, including the purchase of the Additional Shares and the repurchase by the Issuer of the Repurchased Shares, closed on November 12, 2025. The Secondary Offering was made pursuant to a preliminary prospectus supplement and final prospectus supplement under the Issuer's shelf registration statement on Form S-3 (File No. 333-272422) (the "Registration Statement"), each of which has been filed with the SEC.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on November 10, 2025, each Reporting Person executed a lock-up agreement (the "Lock-Up Agreements"), pursuant to which and subject to specified exceptions, each agreed for a period of 365 days after November 10, 2025 not to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of the Company's common stock, or any options or warrants to purchase any shares of the Company's common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of the Company's common stock (such options, warrants or other securities, collectively, "Derivative Instruments"), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired by the Reporting Person; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the Reporting Person or someone other than the Reporting Person), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of the Company's common stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of the shares of the Company's common stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a "Transfer"); or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above (clauses (i) through (iii) above, collectively the "Lock-Up Restrictions").

The Lock-Up Restrictions will not apply, subject in certain cases to various conditions (including the transfer of the Lock-Up Restrictions), to Transfers: (i) as a bona fide gift or gifts or charitable contributions; (ii) to any trust for the direct or indirect benefit of the Reporting Person or the immediate family of the Reporting Person; (iii) to any beneficiary of or estate of a beneficiary of the Reporting Person pursuant to a trust, will or other testamentary document or applicable laws of descent; (iv) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (v) in transactions relating to shares of the Company's common stock or other securities acquired in open market transactions after the closing of this offering; (vi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company's capital stock after the consummation of this offering, involving a change of control of the Company; (vii) to any person that is a member of the same reporting "group" (within the meaning of Section 13(d)(3) of the Exchange Act) as the Reporting Person; (viii) if the Reporting Person is a corporation or other entity, to its wholly-owned subsidiaries or other entity; (ix) in connection with the sale of the Reporting Person's shares of common stock pursuant to the underwriting agreement; (x) in connection with any sales made pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act prior to the date of the Lock-Up Agreement; (xi) in connection with the establishment of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act on or after the date of the Lock-Up Agreement; (xii) the withholding by, or transfer, sale or other disposition of shares of the Company's common stock to the Company in connection with the "net" or "cashless" exercise of, or to satisfy the withholding tax obligations (including estimated taxes) of the Reporting Person in connection with the "net" or "cashless" exercise or vesting of, restricted stock, restricted stock units, incentive stock options or other stock-based awards; or (xiii) with the prior written consent of the Underwriters.

The foregoing descriptions of the Underwriting Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Underwriting Agreement and form of Lock-Up Agreement filed as exhibits hereto, and which are incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See the cover pages to this Amendment.

Thomas Claiborne does not beneficially own any shares of Common Stock.

Paul Morton beneficially owns 2,625 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

The 1976 GWR Trusts beneficially own 319,782 shares of Common Stock (0.1%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 319,782 shares. These shares include 319,782 shares of Common Stock held by 2007 GWR Grandchildren's Partnership.

Donald P. Carson beneficially owns 7,521,955 shares of Common Stock (1.6%). He has sole voting and dispositive power with respect to 8,632 shares, and shared voting and dispositive power with respect to 7,513,323 shares. These shares include 7,513,323 shares of Common Stock held in a charitable trust of which he is a co-trustee. Mr. Carson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Peggy Rollins beneficially owns 38,046 shares of Common Stock (0.0%) as to which shares she has sole voting and dispositive power.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 182,523,489 shares of Common Stock (37.9%).
Number of shares as to which each person has sole or shared power to vote or dispose: None
Transactions in the class effected during the past sixty days: Except for the Secondary Offering, no transactions in Company common stock were affected by, or with respect to, the reporting persons and the other persons listed in Item 2 within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See the Schedule 13D, as amended, for historical information. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B) Underwriting Agreement, dated November 10, 2025, by and among LOR, Inc., Rollins Holding Company, Inc., Rollins Inc., and Morgan Stanley & Co. LLC.

(C) Form of Lock-Up Agreement.

## Signatures
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Gary W. Rollins, Gary W. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (11/12/2025)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (11/12/2025)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (11/12/2025)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (11/12/2025)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (11/12/2025)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (11/12/2025)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (11/12/2025)
- LOR, Inc.: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc. (11/12/2025)
- Gary W. Rollins: /s/ Gary W. Rollins, Gary W. Rollins (11/12/2025)
- Rollins Holding Company, Inc.: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of Rollins Holding Company, Inc. (11/12/2025)
- Timothy C. Rollins: /s/ Timothy C. Rollins, Timothy C. Rollins (11/12/2025)
- Amy R. Kreisler: /s/ Amy R. Kreisler, Amy R. Kreisler (11/12/2025)
- Pamela R. Rollins: /s/ Pamela R. Rollins, Pamela R. Rollins (11/12/2025)
- RCTLOR, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RCTLOR, LLC (11/12/2025)
- RFA Management Company, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RFA Management Company, LLC (11/12/2025)
- The Margaret H. Rollins 2014 Trust: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of The Margaret H. Rollins 2014 Trust (11/12/2025)
- The Margaret H. Rollins 2014 Trust: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of The Margaret H. Rollins 2014 Trust (11/12/2025)
- The Margaret H. Rollins 2014 Trust: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of The Margaret H. Rollins 2014 Trust (11/12/2025)
- RFT Investment Company, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RFT Investment Company, LLC (11/12/2025)
- 2007 GWR Grandchildren's Partnership: /s/ Timothy C. Rollins, Timothy C. Rollins, as co-trustee of the 1976 GWR Trusts, each a General Partner (11/12/2025)